LOGPROSTYLE INC.

November 15, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Peter McPhun
Wilson Lee
Benjamin Holt
Pam Long

Re:	LOGPROSTYLE INC.
Draft Registration Statement on Form F-1
Submitted October 15, 2024
CIK No. 0002040290

Ladies and Gentlemen:

This letter is in response to the letter dated November 8, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Yasuyuki Nozawa, Representative Director, President and Chief Executive Officer of LOGPROSTYLE INC. (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 (“Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1 submitted October 15, 2024

Conventions that Apply to this Prospectus, page ii

1. Your disclosure indicates that your consolidated financial statements are presented in U.S. dollars. However, we note your financial statements presented within your filing starting on page F-1 are denominated in Japanese Yen. Please clarify and/or revise accordingly.

Response: In response to the Staff’s comments, we revised the disclosure on page iii of the Registration Statement.

Prospectus Summary

Risks Relating to this Offering and the Trading Market, page 3

2. Please revise each of the fourth and eleventh bullet points under this caption, and the corresponding risk factors on pages 22 and 26-27, respectively, as well as disclosure on page 8 under “Implications of Being a Controlled Company,” to clarify, if true, that you intend to rely on the controlled company exception to certain corporate governance requirements under the NYSE American/Nasdaq rules if the home country exception for foreign private issuers is no longer available to you, as you state on pages 79-80. In this regard, we note statements in your summary risk factors and risk factors suggesting that you may or do not intend to rely on the controlled company exception.

Response: In response to the Staff’s comments, we revised the disclosure on pages 3, 8, 22, and 80 of the Registration Statement.

Foreign Private Issuer Status, page 7

3. Please revise to clarify, if true, that you intend to rely on the foreign private issuer exemption from certain corporate governance requirements under the NYSE American/Nasdaq rules, as you state on pages 28 and 79-80. In this regard, we note your statement here that you “may” take advantage of these exemptions until such time as you are no longer a foreign private issuer.

Response: In response to the Staff’s comments, we revised the disclosure on page 7 of the Registration Statement.

Risk Factors

If we cannot satisfy, or continue to satisfy, the initial listing requirements. . . , page 28

4. Where you discuss the potential consequences of failing to satisfy, or continuing to satisfy, listing requirements and other exchange rules, please expand your risk factor disclosure to address shareholder litigation and state regulation, as applicable.

Response: In response to the Staff’s comments, we revised the disclosure on page 29 of the Registration Statement.

Use of Proceeds, page 33

5. We note disclosure on page 51 about your plans to expand and grow your renovation and resale business and hotel development and management business. To the extent that you may use proceeds of the offering to acquire assets or finance the acquisitions of other businesses, please disclose this, as required by Items 3.C.2 and 3.C.3 of Form 20-F, and update as appropriate to discuss the status of any acquisitions to the extent required by these Items.

Response: In response to the Staff’s comments, we revised the disclosure on page 33 of the Registration Statement.

Capitalization, page 35

6. We note the capitalization table is as of March 31, 2024. Tell us the consideration given to providing a more updated capitalization table as of a date no earlier than 60 days prior to the most recent amendment date. Refer to Item 3.B. of the Form 20-F.

Response: Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement. However, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. As written, the age requirement for the capitalization table is also considerably more stringent than the 135-day window customarily used by U.S. issuers in their registration statements.

Consistent with historical practice, the staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. If there have been significant subsequent changes in capitalization such as debt or equity issuances, recapitalizations, or special dividends, these changes should be reflected in “as adjusted” columns or footnotes to the table.

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P159_11129

The Company respectfully requests that it be permitted to present its capitalization table as of the same date as the most recent balance sheet required in the registration statement, consistent with the guidance above.

Corporate History and Structure

Our Corporate History, page 37

7. Ensure that you have described the important developments of your business, including the acquisitions or merger of assets or subsidiaries, as required by Item 4.A.4 of Form 20-F. In this regard, we note that several of your subsidiaries were in existence prior to your incorporation in April 2017, but there is no discussion of how or when LogProstyle acquired them. For subsidiaries formed after LogProstyle, it is unclear whether these were formed by LogProstyle or were acquired from other parties.

Response: In response to the Staff’s comments, we revised the disclosure on page 37 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Performance Indicators, page 43

8. Please revise or advise to clarify whether you utilize occupancy rate, average daily rate, or revenue per available room as key performance indicators in your hotel management business. In this regard, we note your disclosure on page 62 that ProstyleRyokan sets room rates.

Response: In response to the Staff’s comments, we revised the disclosure on page 43 of the Registration Statement.

Cash flows for the fiscal years ended March 31, 2024 and 2023, page 45

9. Please revise to provide a clear statement as to whether you expect that your working capital upon completion of this offering, exclusive of your ability to obtain and retain revenue generating customers and secure additional financing, will be sufficient to fund operating expenses and cash obligations for your present requirements and for the next 12 months. Please also address liquidity on a longer-term basis and disclose whether you have any material unused sources of liquidity.

Response: In response to the Staff’s comments, we revised the disclosure on page 45 of the Registration Statement.

Contractual Obligations and Commitments, page 46

10. Please expand your disclosure to provide information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure (including the extent to which borrowings are at fixed rates versus variable rates). Refer to Item 5.B.2 of Form 20-F.

Response: In response to the Staff’s comments, we revised the disclosure on page 46 of the Registration Statement.

Business

Strategic expansion and growth in the real estate renovation and resale, and hotel development and management business, page 51

11. We note that the proceeds of the offering will be used for the development and expansion of ProstyleRyokan’s business and your renovation and resale business conducted under the “Log Mansion” brand. Please revise this section to elaborate on these expansion plans, and describe any associated risks. In addition, if you have any material plans to construct, expand or improve facilities, please include the information required by Item 4.D of Form 20-F. Please also describe your principal capital expenditures and divestitures, including the amount invested, since the beginning of your last three financial years and those currently in process, as required by Item 4.A.5 and 6. of Form 20-F.

Response: In response to the Staff’s comments, we revised the disclosure on pages 20, 21, and 51 of the Registration Statement.

Business Model, page 52

12. We note that you have disclosed the purchase price, time to renovate or develop, and the sale price for one unit (on page 55) and several buildings (on page 58) in the renovation and resale business and the residential real estate business, respectively. Please revise to provide aggregated or other more comprehensive information reflecting all units or buildings purchased, renovated or developed and sold in the periods shown. In this regard, we note that while your renovation and resale business delivered 43 units in the 2024 fiscal year, you have provided this disclosure with regard to only one unit.

Response: In response to the Staff’s comments, we revised the disclosure on pages 56 and 58 of the Registration Statement.

13. Please clarify whether the number of units delivered as shown in the tables on pages 58 and 59 are included in the development “projects” also shown in the table, or whether these are additional units sold to individual buyers.

Response: In response to the Staff’s comments, we revised the disclosure on pages 56 and 58 of the Registration Statement.

14. Please address whether the photographs you include in this section are representative of your renovation and development work generally. If not, please explain why these properties were selected.

Response: In response to the Staff’s comments, we revised the disclosure on pages 55 and 58 of the Registration Statement.

Residential Real Estate Development, page 56

15. We note disclosure on page 56 that Prostyle either sells condominium units to individual customers or sells the entire condominium building to institutional customers. Please elaborate on the factors that would cause you to sell individual units versus an entire building, and address any specific risks associated with these alternatives. For example, and without limitation, consider whether there is a risk of owning unsold condominium units or other interests in a building that is not sold in its entirety to an institutional buyer. Finally, revise your tables on pages 58 and 59 to show the number of condominium buildings delivered to institutional purchasers, as well as the number of condominium units delivered, during the period.

Response: In response to the Staff’s comments, we revised the disclosure on pages 12 and 56 of the Registration Statement.

16. Please revise to define “family type condominium” and “compact type condominium,” as used on pages 58-59.

Response: In response to the Staff’s comments, we revised the disclosure on page 56 of the Registration Statement.

Machinaka Ryokan Management and Accommodation, page 61

17. Please expand your disclosure to quantify the total number of hotels operated by ProstyleRyokan as of March 31, 2024. Please also revise to define “major hotels,” as used on page 63.

Response: In response to the Staff’s comments, we revised the disclosure on page 63 of the Registration Statement.

One-stop services, page 61

18. Reconcile disclosure here that you integrate all important processes in real estate development internally with disclosure on page 41 and elsewhere that you engage contractors to select raw materials and renovate and construct substantially all of your condominiums.

Response: In response to the Staff’s comments, we revised the disclosure on page 61 of the Registration Statement.

Facilities, page 65

19. Please revise to disclose all leased facilities. In this regard, we note that here you list only one hotel facility. However, it appears from your page 63 disclosure that ProstyleRyokan leases at least four hotels.

Response: In response to the Staff’s comments, we revised the disclosure on page 65 of the Registration Statement.

Related Party Transactions, page 85

20. For each of the loans guaranteed by Mr. Nozawa, please revise to provide the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Refer to Item 7.B.2 of Form 20-F.

Additionally, for each of the fiscal years ended March 31, 2024 and 2023, please revise or advise to reconcile your disclosures of the amounts guaranteed by Mr. Nozawa. In this regard, we note that on page 85 you disclose balances of ¥4,269,645 and ¥4,071,673, respectively, and on page F-17 you disclose balances of ¥571,168 and ¥541,166, respectively.

Response: In response to the Staff’s comments, we revised the disclosure on page 85 of the Registration Statement.

Exhibits

21. Please file as exhibits the agreements or contracts made in connection with indebtedness and other obligations and related party transactions, as applicable. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the staff that we have analyzed the agreements or contracts made in connection with indebtedness and other obligations and related party transactions, with the goal of determining whether any of those agreements or contracts meet the definition of a contract required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K, and have determined that, other than the agreements filed as Exhibit 10.1 and Exhibit 10.2 to the Registration Statement, none of the other agreements or contracts made in connection with indebtedness and other obligations and related party transactions meet the definition of “material contract” as set forth in Item 601(b)(10) of Regulation S-K.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that up to the date of this reply, there have been no written communications, as defined in Rule 405 under the Securities Act, that we or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act. We undertake to provide the Staff with copies of any future written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

23. Please expand your disclosures, where appropriate, to more fully discuss the supply chain of the natural solid wood used in your business, including appropriate risk factor disclosures. We note your disclosures that your subsidiary Yantai Propolife is engaged in manufacturing natural solid wood building materials and that you control all aspects of the supply of natural solid wood used in your business, from lumbering to distribution. However, you do not specify the geographic sources of the natural solid wood you use or discuss factors that may influence the availability of the supply of natural solid wood, such as, for example: government policies and regulations; loss of timberland to urban or suburban real estate development or alternate uses of land; loss of timberland due to weather or other conditions; and commodity pricing.

Response: In response to the Staff’s comments, we revised the disclosure on pages 17 and 61 of the Registration Statement.

* * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yasuyuki Nozawa
Name:	Yasuyuki Nozawa
Title:	Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC